THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

January 15, 2014

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

RE:	Idaho North Resources Corp. (the “Company”)
Post-Effective Amendment No. 1 to Form S-1
Filed December 24, 2013
SEC File No. 333-185140

In response to your comment letter dated January 10, 2014, please be advised as follows:

The Company’s Form S-1 registration statement establishes on its face that the Company is not a “shell company”.

As adopted in SEC Release 33-8587, Securities Act Rule 405 and Exchange Act Rule 12b-2 a “shell company” is a company, other than an asset-backed issuer, with:

•	no or nominal operations; and
•	either:
▪	no or nominal assets;
▪	assets consisting solely of cash and cash equivalents; or
▪	assets consisting of any amount of cash and cash equivalents and nominal other assets.

The SEC stated, “we are not defining the term ‘nominal’, as we believe that this term embodies the principle that we seek to apply and is not inappropriately vague or ambiguous.”  That principle discussed in note 32 to the foregoing release is the one where assets are placed in a corporation solely for the purpose of avoiding being classified a “blank check” corporation.  The Company has always been a mining corporation and is in the mining business today, conducting “limited operations” as set forth in their financial statements.  The Commission goes on to state that, “we believe quantitative thresholds would … present a serious potential problem, as they would be more easily circumvented.  We believe further

Mr. John Reynolds
Assistant Director
RE:	Idaho North Resources Corp. (the “Company”)
Post-Effective Amendment No. 1 to Form S-1
Filed December 24, 2013
SEC File No. 333-185140
January 15, 2014

specification of the meaning ‘nominal’ in the definition of ‘shell company’ is unnecessary and would make circumventing the intent of our regulations and the fraudulent misuse of shell companies easier.”  Contrary to the SEC’s position failure to define “nominal” creates more questions than it answers.

The word “nominal” is defined in Webster’s New World College Dictionary, 4th Edition, as “in name only” and “slight”.  The Company does not exist in name only and its assets are not slight and are more than cash and cash equivalents.  As you state in your letter, the Company has non-cash assets of $85,593.  Hardly a “slight” number or hardly “in name only”.

The operations of the Company can hardly be said to be nominal as well.  The audited financial statements clearly state that the Company has “limited operations”; not “nominal operations”.  The operations are of sufficient extent that the Company has acquired leases on mineral properties and has planned its exploration program.  Activities that are clearly more than nominal.

In conclusion, the Company has more than nominal operations; more than nominal assets other than cash and cash equivalents; and, more than nominal assets other than cash and cash equivalents and other nominal assets.

Accordingly, the Company is not a “shell company”.

No opinion will be furnished or filed in connection with this comment.  There is no basis in law to require such an opinion or that an opinion be filed as an exhibit to the registration statement.  Further, there is no basis or reason to provide an explanation in the registration statement.  The Company has concluded it is not a “shell company”.  To explain why the Company is not something that it is not, will only confuse the reader.

Mr. John Reynolds
Assistant Director
RE:	Idaho North Resources Corp. (the “Company”)
Post-Effective Amendment No. 1 to Form S-1
Filed December 24, 2013
SEC File No. 333-185140
January 15, 2014

If you believe the Company is a “shell company” you should reduce your position to a written statement, including appropriate citations, and furnish the same to me.

The Company will provide the three representations you have requested as soon as I have been advised that you have no further comments.

Very truly yours,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

cc:           Idaho North Resources Corp.